UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40301

Infobird Co., Ltd

(Registrant’s Name)

Room 706, 7/F, Low Block, Grand Millennium Plaza,

181 Queen’s Road Central, Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Infobird,” “we,” “us” and “our” refer to Infobird Co., Ltd and its subsidiaries.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers

On August 24, 2026, Mr. Xiangyang Wen (“Mr. Wen”) resigned as the chief executive officer, chairperson of the Board of Directors (the “Board”) and director of Infobird Co., Ltd. (the “Company”), immediately effective on August 24, 2026.

On August 24, 2026, Ms. Yaqing Wei (“Ms. Wei”) was appointed as Chief Executive Officer, Chairperson of the Board of Directors, a Director, a member of compensation committee, and a member of nomination and governance committee of the Company.

The biography for Ms. Wei is set forth below:

Yaqing Wei is our Chief Executive Officer, Chairman of the Board, a Director, a member of compensation committee, and a member of nomination and governance committee of the Company. Since May 2025, Ms. Wei has been serving as the general manager of Beijing Aruisite Clinic Co., Ltd  . From February 2016 to May 2025, Ms. Wei served as the director of marketing department of Zhongliang Group China Co., Ltd’s Alcohol Business Division. From July 2019 to August 2021, Ms. Wei served as the deputy director of special channel business unit of Zhongliang Group China Foods Co., Ltd. Ms. Wei received a Master of Business Administration and a Bachelor’s Degree in International Marketing / Human Resources and Enterprise Management from Peking University and California Polytechnic State University in 2025 and 2007, respectively.

Ms. Wei has entered into an employment agreement with the Company, which is filed herewith as Exhibits 10.1, should be reviewed in its entirety for additional information.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text actual Agreement, which is attached as Exhibit 10.1 to this Current Report and incorporated herein by reference.

Exhibits

Exhibit No	Description

10.1	Employment Agreement between the Registrant and Ms. Yaqing Wei dated August 24, 2026.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INFOBIRD CO., LTD

Date: August 25, 2026	By:	/s/ Yaqing Wei
Yaqing Wei, Chief Executive Officer